Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: April 8, 2025

https://www.linkedin.com/feed/update/urn:li:activity:7315254191969492993/

VEON
121,498 followers
2h ·

Another key milestone in our move towards listing Ukraine's leading digital operator Київстар on Nasdaq 🇺🇦🔔

We've completed the reorganization of VEON Holdings B.V. and finalized the consent solicitation process for VEON bonds maturing in 2027, paving the way for the proposed business combination with Cohen Circle.

https://lnkd.in/eTyGyMY5

VEON
KYÏVSTAR
Nasdaq
VEON completes reorganization of VEON Holdings B.V.
another milestone towards Kyivstar's planned Nasdaq listing
VEON | KYÏVSTAR

https://x.com/VEONGroup/status/1909488857332301957